Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 8 DATED JULY 13, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2018, Supplement No. 2, dated June 4, 2018, Supplement No. 3, dated June 11, 2018, Supplement No. 4, dated June 13, 2018, Supplement No. 5, dated June 15, 2018, Supplement No. 6, dated June 26, 2018, and Supplement No. 7, dated July 3, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is as follows:
A. to disclose the transaction price and offering price for each class of our common stock as of August 1, 2018;
B. to disclose the calculation of our June 30, 2018 NAV per share for all share classes;
C. to update disclosure in the “Questions and Answers About this Offering” section of the Prospectus;
D. to update disclosure in the “Management” section of the Prospectus;
E. to disclose an update regarding the Advisor’s management team; and
F. to update disclosure in the “Experts” section of the Prospectus.
A. August 1, 2018 Transaction Price
The transaction price and the offering price for each share class of our common stock for subscriptions to be accepted as of August 1, 2018 is as follows:

Share Class	Transaction Price (per share)	Offering Price (per Share)
Class T	$10.0086	$10.4802
Class I	$10.0086	$10.0086
Class W	$10.0086	$10.0086
The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2018. A calculation of the NAV per share is set forth in Section B of this Supplement. The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Distribution reinvestment plan issuances following the close of business on July 31, 2018 and share redemptions as of July 31, 2018 will be made at the transaction price.
B. June 30, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please refer to our valuation procedures in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc., or the “Independent Valuation Firm.” All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership held by third parties (if any), and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of total NAV as of June 30, 2018 and May 31, 2018:

(in thousands)	As of June 30, 2018	As of May 31, 2018
Real estate properties	$150,850	$49,700
Cash and other assets, net of other liabilities	2,624	12,053
Debt obligations	(78,500)	—
Aggregate Fund NAV	$74,974	$61,753
Total Fund Interests outstanding	7,491	6,173
The following table sets forth the NAV per Fund Interest as of June 30, 2018 and May 31, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class I Shares	Class W Shares
As of June 30, 2018
Monthly NAV	$74,974	$71,978	$2,933	$63
Fund Interests outstanding	7,491	7,192	293	6
NAV Per Fund Interest	$10.0086	$10.0086	$10.0086	$10.0086

As of May 31, 2018
Monthly NAV	$61,753	$58,764	$2,926	$63
Fund Interests outstanding	6,173	5,875	292	6
NAV Per Fund Interest	$10.0032	$10.0032	$10.0032	$10.0032
The valuation for our real properties as of June 30, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the acquisition price of our real properties, which was adjusted based on subsequent events and assumptions used by the Independent Valuation Firm. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table:

Weighted-Average Rates
Exit capitalization rate	5.30%
Discount rate/internal rate of return	6.20%
In addition, the Independent Valuation Firm assumed a weighted-average holding period for our real properties of 11.2 years.
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV
Exit capitalization rate (weighted-average)	0.25% decrease	3.21%
	0.25% increase	(2.92)%
Discount rate (weighted-average)	0.25% decrease	2.20%
	0.25% increase	(2.14)%
The valuation of our debt obligations as of June 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the June 30, 2018 valuation was 3.69%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would not have an impact on the fair value of our debt obligations. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.54%.

C. Update to the Section of the Prospectus Titled “Questions and Answers About This Offering”
The following updates and replaces the final question and answer on page 53 of the Prospectus:

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the Dealer Manager:
Black Creek Capital Markets, LLC
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202
Telephone: (303) 228-2200
Fax: (303) 228-2201
Attn: Steven Stroker, Chief Executive Officer
D. Update to the Section of the Prospectus Titled “Management”
The biographical information of Joshua J. Widoff under the caption “Directors and Executive Officers” on pages 138 and 143 is hereby updated and replaced with the following:
Joshua J. Widoff, age 47, has served as our Managing Director since May 2017, as our General Counsel and Secretary since November 2014, and as our Chief Legal Officer since June 2018. Mr. Widoff previously served as our Executive Vice President from November 2014 to May 2017. Mr. Widoff has served as Managing Director of IPT since April 2017, as General Counsel and Secretary since September 2012 and he previously served as Executive Vice President from September 2012 to April 2017. Mr. Widoff has served as Managing Director of DPF since April 2017, as General Counsel and Secretary since September 2007, and as Chief Legal Officer since June 2018. Mr. Widoff served as Executive Vice President of DPF from October 2010 to April 2017 and as Senior Vice President from September 2007 to October 2010. Mr. Widoff also has served as Chief Legal Officer for Black Creek Group LLC, BCI IV Advisors LLC (our Advisor), Industrial Property Advisors LLC (the external advisor to IPT), and Black Creek Diversified Property Advisors LLC (the external advisor to DPF) since June 2018. Mr. Widoff has served as Managing Director of DC Industrial Liquidating Trust since April 2017 and as General Counsel and Secretary of DC Industrial Liquidating Trust since November 2015, and he previously served as an Executive Vice President of DC Industrial Liquidating Trust from November 2015 to April 2017. Mr. Widoff also served as the Senior Vice President, General Counsel and Secretary from May 2009 until December 2013, and as the Executive Vice President, General Counsel and Secretary of IIT from December 2013 until the sale of IIT in November 2015. He has also served as a Managing Director of Black Creek Group LLC, a Denver-based private equity real estate firm, since September 2007, and as Executive Vice President of Dividend Capital Group LLC since October 2010. Prior to joining Black Creek Group LLC in September 2007, Mr. Widoff was a partner from October 2002 to July 2007 at the law firm of Brownstein Hyatt Farber Schreck, P.C., where he was active in the management of the firm, serving as chairman of both the firm’s Associate and Recruiting Committees and overseeing an integrated team of attorneys and paralegals servicing clients primarily in the commercial real estate business. During more than a dozen years of private practice, he managed transactions involving the acquisition, development, leasing, financing and disposition of various real estate assets, including vacant land, apartment and office buildings, hotels, casinos, industrial/warehouse facilities and shopping centers. He also participated in asset and stock acquisition transactions, convertible debt financings, private offerings and complex joint venture negotiations. Mr. Widoff served as general business counsel on a variety of contract and operational issues to a wide range of clients in diverse businesses. Mr. Widoff currently serves as Chair and Commissioner for the Denver Urban Renewal Authority. Mr. Widoff received his Bachelor’s Degree from Trinity University in Texas and his Juris Doctor Degree from the University of Colorado School of Law.
E. Update Regarding the Advisor’s Management Team
Gary M. Reiff and Brian C. Wilkinson have resigned and are no longer members of the Advisor’s management team. Accordingly, all references to Messrs. Reiff and Wilkinson throughout the Prospectus are hereby removed. In addition, Mr. Wilkinson no longer serves as our Chief Accounting Officer and Taylor M. Paul serves as our Chief Accounting Officer. The biographical information concerning the Advisor’s management team on pages 145 to 149 is updated by adding the following biographical information for Mr. Paul:
Taylor M. Paul, age 38, has served as our Chief Accounting Officer since June 2018. Mr. Paul has also held various positions of growing responsibilities with DPF and Black Creek Diversified Property Advisors LLC, the advisor to DPF, since DPF’s inception in 2006, including as DPF’s Vice President and Controller from 2011 to 2015 and as DPF’s Senior Vice

President and Controller from 2015 to 2018. Mr. Paul’s responsibilities have included financial reporting, corporate and property accounting, financial planning and analysis and treasury management. In his current role, Mr. Paul oversees all aspects of our accounting, financial reporting, budgeting and certain treasury management and compliance functions. Prior to joining DPF, Mr. Paul was with KPMG LLP from 2003 to 2006 where he primarily worked in the firm’s real estate practice for various clients which most notably included an S&P 500 international real estate investment trust. Mr. Paul holds a Bachelor’s Degree in Accounting and Spanish from Southwestern University in Georgetown, Texas and holds an active CPA license in the state of Colorado.
F. Update to the Section of the Prospectus Titled “Experts”
The statements included in this Supplement under Section B, “June 30, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

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